

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Harold A. Hurwitz
President and Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **Re:** **Pro-Dex, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 17, 2013**
> **File No. 333-192906**

Dear Mr. Hurwitz:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. It is unclear how you are eligible to use Form S-3 for this transaction. We note for example, that you filed a Form 8-K on October 2, 2013, but the event occurred on September 24, 2013 which is over four business days. Also, it is unclear how you are eligible to rely on Instruction I.B.6 in light of the size of this offering which appears to exceed the 1/3 of your public float. Please advise or file an amended registration statement on a form you are eligible to use.

2. Please include all non-Securities Act Rule 430A information in your registration statement including the number of subscription rights and number of common shares offered and the record date.

Certain Material U.S. Federal Income Tax Considerations, page 37

3. We note in the last paragraph on page 37 you state that receipt of the Subscription Rights "should" be treated as a nontaxable distribution. In light of this uncertainty, please

expand your disclosure to explain why this transaction might be taxable to investors. Also, in light of this uncertainty, it is unclear why you have not included an opinion of tax counsel regarding the taxable nature of this transaction. Please provide such opinion in accordance with Regulation S-K Item 601(b)(8).

Exhibits

4.   Please file as exhibits your opinion of counsel as to the legality of the securities being offered and file as an exhibit the form of the subscription rights certificate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Garett Sleichter, Esq.
Rutan & Tucker, LLP